# SEC Schedule 13D/A (Amendment No. 68) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AutoNation, Inc., CIK 0000350698
CUSIP: 05329W102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 200 SW 1st Avenue, Fort Lauderdale, Florida (FL), 33301
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0000923727
Persons authorized to receive notices and communications: Bruce Newsome, Esq., Haynes and Boone, LLP, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5000

## Reporting persons
- ESL Partners, L.P. (CIK 0000923727): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,203; shared voting power 0; sole dispositive power 2,203; shared dispositive power 0; aggregate amount beneficially owned 2,203 (0.1% of the class)
  Comment: The figures included above reflect 2,203 shares of common stock, par value $0.01 per share (the "Shares"), of AutoNation, Inc., a Delaware corporation (the "Issuer") held in the Liability Accounts controlled by ESL Partners, L.P., a Delaware limited partnership ("ESL").
- RBS Partners, L.P. (CIK 0000860585): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,203; shared voting power 0; sole dispositive power 2,203; shared dispositive power 0; aggregate amount beneficially owned 2,203 (0.1% of the class)
  Comment: The figures included above reflect 2,203 Shares held in the Liability Accounts controlled by ESL. RBS Partners, L.P., a Delaware limited partnership ("RBS") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.
- ESL Investments, Inc. (CIK 0001126396): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,203; shared voting power 0; sole dispositive power 2,203; shared dispositive power 0; aggregate amount beneficially owned 2,203 (0.1% of the class)
  Comment: The figures included above reflect 2,203 Shares held in the Liability Accounts controlled by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL. ESL Investments, Inc., a Delaware corporation ("Investments") is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS.
- The Lampert Foundation: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: other (OO); sole voting power 162,002; shared voting power 0; sole dispositive power 162,002; shared dispositive power 0; aggregate amount beneficially owned 162,002 (0.4% of the class)
  Comment: The figures included above reflect 162,002 Shares held by The Lampert Foundation, a Connecticut trust (the "Foundation"). Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.
- Edward S. Lampert (CIK 0001183200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,267,503; shared voting power 0; sole dispositive power 2,267,503; shared dispositive power 0; aggregate amount beneficially owned 2,267,503 (6% of the class)
  Comment: The figures in Items 7, 9, 11, and 13 include (i) 2,100,000 Shares held by Mr. Lampert, (ii) 1,649 Shares held by held by The Nicholas Floyd Lampert 2015 Trust ("The Nicholas Trust"), (iii) 1,649 Shares held by The Nina Rose Lampert 2015 Trust ("The Nina Trust" and, together with The Nicholas Trust, the "Trusts"), (iv) 162,002 Shares held by the Foundation, and (v) 2,203 Shares held in the Liability Accounts controlled by ESL. With respect to (ii) and (iii), Mr. Lampert may be deemed to have beneficial ownership of securities owned by the Trusts. With respect to (iv), Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation. With respect to (v), RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL; Investments is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS; and Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, Investments.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: AutoNation, Inc.
Address of issuer's principal executive offices: 200 SW 1st Avenue, Fort Lauderdale, Florida (FL), 33301
Comment: This Amendment No. 68 to Schedule 13D (this "Amendment") amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (the "SEC") by ESL, RBS, Investments, the Foundation, and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the SEC.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

(a) "The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Filing Person is stated in Items 11 and 13 on the cover page(s) hereto. With respect to Item 13, this number is based upon 37,701,138 Shares outstanding as of April 23, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, that was filed by the Issuer with the SEC on April 25, 2025.

Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer."
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

(b) "Number of shares as to which each Filing Person has:

(i) sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto."
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated in its entirety as follows: "Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less."
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Annex B - Open Market Purchases

## Signatures
- ESL Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP of the GP (06/24/2025)
- RBS Partners, L.P.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer of the GP (06/24/2025)
- ESL Investments, Inc.: /s/ Edward S. Lampert, Edward S. Lampert, Chief Executive Officer (06/24/2025)
- The Lampert Foundation: /s/ Edward S. Lampert, Edward S. Lampert, Co-Trustee (06/24/2025)
- Edward S. Lampert: /s/ Edward S. Lampert, Edward S. Lampert (06/24/2025)